UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.   )*

Polen Credit Opportunities Fund
(Name of Issuer)

Common Shares
(Title of Class of Securities)

73110T100
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Stanley C. Moss Revocable Trust U/A DTD 10/13/2015
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 524,355.753
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 524,355.753
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 524,355.753
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 19.26%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 2,722,423.286 Common Shares outstanding as of December 31, 2023, as provided by the Issuer.

Item 1(a).	Name of Issuer

Polen Credit Opportunities Fund (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

C/O Polen Capital Credit, LLC

1075 Main Street, Suite 320

Waltham, Massachusetts 02451

Item 2(a).	Names of Persons Filing

This statement is filed by Stanley C. Moss Revocable Trust U/A DTD 10/13/2015, referred to herein as the “Reporting Person.”

Item 2(b).	Address of the Principal Business Office, or if none, Residence

The address of the principal business office of Reporting Person is:

C/O Polen Capital Management, LLC

1825 NW Corporate Blvd., Suite 300

Boca Raton, FL 33431

Item 2(c).	Citizenship

United States

Item 2(d).	Title of Class of Securities

Common Shares

Item 2(e).	CUSIP Number

73110T100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of Class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

Pursuant to a binding commitment, the Reporting Person acquired shares in the Issuer in connection with the reorganization of a private fund into the Issuer that closed on August 28, 2023.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

Stanley C. Moss Revocable Trust U/A DTD 10/13/2015

By:	/s/ Stanley C. Moss
Name:	Stanley C. Moss
Title:	Trustee

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